Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

IPO Edge: Fireside Chat with The Metals Company to Discuss Merger Transcript

Recorded on June 2, 2021

John Jannarone – Founder and Editor-in-Chief, IPO Edge

Good afternoon and thank you for joining. I'm John Jannarone, the Editor-in-Chief at IPO Edge, and we have a special event today – the EV battery race. We have a couple of very, very interesting guests who are working together on this merger: we have the CEO of The Metals Company Gerard Barron, and we also have Scott Leonard from Sustainable Opportunities Acquisition Corp (SOAC). We're going to meet the two of them momentarily, but I'm just going to give everybody a little bit of time to come in – we've got almost 200 people registered here, let everyone file in. While we're waiting, let me just go over a little bit of housekeeping quickly. One of the best parts of these events is the ability to engage with our panelists so I encourage everyone, if you have any questions to submit them. The best thing to use is that Zoom portal right there that you can see on your screen, alternatively, you can email editor at Editor@IPO-Edge.com and we will try to get to those during the second half of the event.

In addition, if you'd like to watch a replay because you can't see the whole thing, or you want to watch it again, just go to IPO-Edge.com later this afternoon, and it will be up and available to watch. And with that, I would like to introduce Scott Leonard the founder and CEO of SOAC – Scott, thanks for joining today.

Scott Leonard – Founder & CEO, SOAC

Hey John, thanks for having us.

John Jannarone – IPO Edge

So Scott, before we start talking about The Metals Company in particular, can we step back and talk about SOAC and what your mission was, and what sorts of qualities you're looking for, and targets? Then we can talk a bit about why The Metals Company stood out so much.

Scott Leonard – SOAC

Sure, when we raised our $300 million back in May of last year, we were actually the first ESG- focused SPAC. We believe in our core that you can do good for the planet and the fight against climate change, and at the same time, do really well for your investors, so we had a dual mandate which was to find an opportunity that not only that had really rigorous financial screens, but also had upside above and beyond in terms of being able to help the planet. We spent a long time looking at over 100 different targets – we spoke with 100+ management teams – looking for the right companies that we thought really embrace both of those principles that also was willing to adhere to the mindset of running the company using environmental, social and governance principles that are very powerful.

We think all these things come together and generate excess returns, and like I said, also help combat planet earth's biggest problem and we were very fortunate to meet Jared and his team at DeepGreen, which we’re renaming The Metals Company. Because after such a thorough search we thought all the pieces of the puzzle really came together with The Metals Company that allowed us to play a thesis that we had going into our stock which was around the electrification of everything.

Obviously, if you want to fight climate change, and you want to get rid of fossil fuels, you've got to electrify so many parts of the economy, and yet we didn't want to go have to pick a winner when it came to battery technologies, or winner when it came to consumer preferences. The Metals Company is really unique in that it allows us to play the electrification thesis that we have because it has the largest supply of undeveloped battery metals, that you need. If you've been reading in the press about copper shortages, we also think that applies to nickel and manganese and cobalt – there's not enough raw materials to produce the electric vehicles that we need in society. The Metals Company has lease access and licensed access to over 280 million, equivalent battery metals, meaning, you could make 280 million cars with the resource that they have from their core metal, so we think it's a really exciting opportunity we think their financial returns are wonderful.

I will have to say, the lawyers always remind me that we have not had our proxy go live so we're not trying to solicit anybody's vote today, but we are really appreciative of the chance to talk about a company that we're very excited about.

John Jannarone – IPO Edge

That's great Scott. Just stepping back for people who might not be that familiar with EVs and electrification generally. You electrification you think oh, this is this has got to be a green trend, it's good, but that's not necessarily the case, right? It depends on where you're getting the metals and I guess how you recycle them or dispose of them.

Scott Leonard – SOAC

Well, the way we think about it is: “Can you do better?” We know that a conventional EV today is better than a combustion engine. But we think that the metals that go into those batteries today they come out of rain forest that require the unlocking of large carbon sinks. I don't know the number of cases that require child labor, which is actually horrific. The New Yorker just did a big expose which was really heartbreaking.

We think you can get your metals that you need from a cleaner, more reliable source at a lower cost and with a lower environmental footprint and so that's the promise that I think this company is positioned to deliver that nobody else can.

John Jannarone – IPO Edge

That's great and Scott, if I can, let's talk about the investment itself momentarily here. It’s been a little choppy out there in SPAC-land but when you and I spoke the other day you talked about one of the things that really appealed to you which was that there really is a specific set of assets that's been behind the value in this company. Can you tell me a bit about that?

Scott Leonard – SOAC

We think it really stands out as unique because the company is regulated by the International Seabed authority and they've granted the company licenses. We need another set of licenses to get the full-scale production, and we think those licenses are coming. At the end of the day, not only do we have the pretty PowerPoints that we can show you today and, as you can see, on the website – but we also have underlying assets in this business, the business has rights to do what we think really provide a differentiator.

Positioned relative to other stack ideas, and there’s a lot of good ideas out there, but very few people have an underlying asset base that they're entitled to tap into, and so we think that really stands out. The market comes and the market goes but when we underwrote our all of our investments in number, which we passed on, we wanted an investment that we knew was going to be good in a good market and a bad market and we made our investment not looking for a quick pop to the stock price. We were looking for something that we knew could accrue into having real shareholder value real, tangible net worth over time.

John Jannarone – IPO Edge

All right, we're going to come back to you in just a second here Scott, but before we bring on Gerard let's take a look at a video, so we can demonstrate. Everyone who can, have a look at what the technology looks like. This is this is really exciting stuff so Jarrett, my co-Editor, is going to pull this up just bear with us a second…and here we go.

PRE-RECORDED VIDEO

Energy from the sun and wind is replacing fossil fuels to power the transition to a sustainable future. We need batteries to store this energy. Batteries are made from metals such as cobalt, nickel, copper, and manganese. Until now we've been mining the earth for them, digging deeper and wider for lower quality ores. Nature disappears, humans suffer, earth suffers.

But there's another way.

Polymetallic rocks contain rich concentrations of these metals needed to make batteries. As stewards of these rocks we've partnered with top ocean scientists to baseline the environment from seafloor to surface and study the impact of collecting them. If we use them to make a billion electric car batteries, we can dramatically reduce our environmental and social impact for the whole planet.

We are building a world where metals are not mined and dumped, but rented and returned.

VIDEO ENDS

John Jannarone, IPO Edge

Alright, so with that we're going to bring in Gerard Barron. Gerard, thanks for joining us today – looking forward to our conversation.

Gerard Barron – CEO, The Metals Company

Good to be here John.

John Jannarone, IPO Edge

So, when I saw this video and spoke to you gentlemen, the other day, the first thing that came into my head was: “how on earth were these metals discovered at the bottom of the seafloor?” It turns out that we've known that they were there for quite a long time, can you give us some historical context.

Gerard Barron – The Metals Company

Absolutely. For those of you on video today I hold one in my hands which is about the size of the potato. They were discovered way back in the 1870s – so a rich history – and explorers wanted to know what lay on the bottom of the ocean, so they converted a gunship, the HMS Challenger, into a scientific research vessel and sailed around the world for four years, with a dredge off the back of the boat. Thankfully, the steam piston had already been developed, and so they were able to pull up this dredge and record what they found on the bottom. They actually found these nodules, which became known as polymetallic modules, in a variety of locations in in the oceans around the world but what they soon learned was that there was any one area of specific interest and that's the area where we're focused on. It's an area that's now known as the Clarion-Clipperton Zone, and it's of interest because the nodules in this part of the ocean contain very high grades of nickel and copper and cobalt and manganese.

It's a perfectly planned evolution, because now, as we head towards an era where we're moving away from hydrocarbons and we need to have to build billions of batteries and rebuild the entire energy infrastructure upon which we operate that's going to become very metals intensive. So, the question is: Where's the best place to get these metals from, with the lowest environmental and societal impacts? We think there's a very easy answer to that question – it's in the form of polymetallic nodules.

John Jannarone – IPO Edge

Great. Now, we've known about the existence of these metals being down there for a long time. Has the technology been there to pick them up and what's held us up for so long? I mean maybe there wasn't as much demand for these before, but we've known they were there, so tell us about what's happened in the last few decades.

Gerard Barron – The Metals Company

If we then cast our mind back – they were discovered in the 1870s. And then, in the 1970s, they started to collect these nodules there were four different companies here, involving names like Shell, BP, Lockheed Martin, Mitsubishi, and Sumitomo, and they gathered their expertise and built the systems that will allow them to collect these nodules – these very same nodules – from 4000 to 4500 meters below sea level. In fact Rio Tinto, a subsidiary of theirs called Kennecott built the onshore processing plant that allowed them to convert them into metals. They completed the trials and they wanted to move into commercial production, but 50 years ago the world hadn't agreed who owned the oceans. It was Henry Kissinger who was Secretary of State at the time, and he wrote a letter to all the ambassadors of the United Nations and said hey we'd like to lay claim to this part of the Pacific Ocean.

I can imagine all the ambassadors getting the letter and saying: “Hey Willy did you get that letter from Kissinger?” And, of course, they said: “No, you can't go and just claim part of the ocean we're still working that out!” So, everyone had to go home and do something else, and it wasn't until 1982 that UNCLOS, which stands for the United Nations Convention on the Law of the Sea that laid down the framework of who owns the oceans. Basically, what it says is that a sovereign owns everything within 12 miles of the coastline, and they have an economic right to everything within 200 miles, but beyond that it's not yours, it's basically deemed to be the common heritage of mankind. The United Nations then set up the International Seabed Authority who are the governors of the high seas, and when you do the calculations about 43% of the entire planet falls into this category. The International Seabed Authority was set up to put a regulatory regime in place to allow the development of this industry and that's why now is such an interesting time because we know that the demand side is there, we know that the transition away from fossil fuels is going to be very metals-intensive, but it also coincides with the regulatory regime being in place as well, so we currently have licenses from the regulator they they're known as exploration licenses and they provide us the exclusive right to go and explore under the defined areas, and then we can apply to move that from exploration to exploitation.

And that's what we're in the middle of now, and we will launch our first application to move from exploration to exploitation in 2023. We expect to be shipping product to customers in 2024 so it's a very exciting period that we're entering into right now, of course, the great news about 2024 is that when the demand and supply lines really start to separate. Demand increasing, supply, in some cases shrinking, because of the lack of high-grade material from land based ores.

John Jannarone – IPO Edge

Great and Gerard, I think that we talked about this briefly with Scott, but just to drive the point home, this is an immense amount of key metals that you're talking about. Enough to basically power every car in the United States, if they all went electric – is that right?

Gerard Barron – The Metals Company.

That's right so one of the things we've been doing for the last decade, and we heard Scott say, that one of the things he liked about our company was the fact that we've identified this very large resource, and the advantage that we have over anyone doing this on land is that our resource is two dimensional. Those nodules that I showed you, they literally just sit on the ocean floor like this, and so it means that we can see them.

So, we have been conducting our results estimate work, and we know that we have 1.6 billion tons of these nodules on two of our license areas and that's enough to build more than 280 million mid-sized electric vehicle batteries and we allowed for a 75 kilowatt battery on an 811 chemistry – so yeah, it's very, very big. Of course, planetary wise, we're heading to more of a circular economy and so at some point in the future extractive industries have to slow down and eventually stop because there'll be enough metals to recycle. But there are not enough metals to recycle today, in fact, the Independent Energy Agency ,which is probably the most authoritative voice on this topic published their updated report three weeks ago and they said by 2040 maybe 10% of the metals will be coming from recycled sources.

You can expect that will accelerate. Just imagine that if you and I go and buy electric vehicle today John, then in 10 years’ time, maybe 15 years’ time that battery will be recycled and the metals in the battery are 100% recyclable. So, once we put these metals into the system, they will stay there, they won't go to the landfill, they will stay there, and will be recycled over and over and over again. I think that's a good thing for the planet. The question we have to answer is: “Where is the right place to be getting these metals from to increase the inventory of metals in the system?”

John Jannarone – IPO Edge

Great and, just to clarify one thing Gerard. Those of us who just watched the video saw what looked like big horseshoe crabs. You're not really disturbing wildlife, or even the seafloor much down there, are you? I mean, these are these are basically laying on the floor picking up like, eggs, right?

Gerard Barron – The Metals Company

That's right, but I don't want to say there's no impact because, of course, there is. If you drive your car down a dirt track you've just made an impact – you've just driven over a critter, and you've created some dust, and so there the series of impacts with dealing with. Our harvesters literally crawl along the ocean floor and we actually use a hydraulic jet system which throws a jet of water, that hits the nodules, and as the curvature of the actual vector head moves away it attracts the nodule –nit's known as the Coandă effect for those of you who like engineering.

What we've set out to achieve is a harvesting system that has the greatest efficiency and the lowest set of impacts. On those environmental points, it begins with the fact that there is not much life down there as we know life today. It is mainly bacteria living in the sediment because there's no real food supply – all of the food degrades through the water column, and only a small amount reaches there, so you don't see plants or you don’t see exciting fish swimming around. You might see some sea cucumber or you might see a starfish every now and then, but it's an area of very low, food and therefore there's no fun hanging out down there. So we begin with the fact that there is less life to impact compared to what we're doing on land today where we're being forced to go to some of the most biodiverse and largest carbon sinks on the plane. I always say to people: “If we had our time again, where would it make sense to carry out extractive industries?” If the option was the desert floor such as the Sahara desert, where you could just go and pick up these rocks with very little impact or you had to go rip down a rain forest and obviously, destroy of the biodiversity living inside of it by digging up all the plants and the soil to get to the EP or body, then you clearly go to the desert, right?

That's what we're talking about the abyssal zone at 4000 meters below sea level is the most common area on the planet, and so it seems to be the obvious place that we should be going to collect these metals.

John Jannarone – IPO Edge

Great, all right, let's bring Scott back in and talk financials a little bit. I’m going to talk to you both about this for the next 10 or 15 minutes. I see some questions are coming in we’re get to those a little bit later I promise, but let's talk about your projections. As was saying before Scott, it's been a little bit tough out there for some companies that are talking about very, very lofty aspirations, but you've got to be very careful about making sure that they can get there, through your diligence. So, something that jumped out at me and maybe Scott, you can answer this? I saw that the first year revenue is also the first year of profitability and that's not something I'm used to seeing with a lot of these innovative businesses, can you tell me, you know what you think about those projections, and you know how you got comfortable with them.

Scott Leonard – SOAC

Well, we did a lot of work, and we got a reputation in the market of doing more diligence and asking more questions than almost any other sponsor. One of the things we liked about Gerard was that he seemed to embrace that, as opposed to getting frustrated by it. And, we looked at the company's data room, which was quite exhaustive, it probably had 30x materials than you typically see in a SPAC data room. It looked a lot more like a traditional M&A process. We also retained outside experts that we wanted to talk to as we got to come up to speed on this. Then we built our own models, we hired our own consultants, and we really dug into not only the resource, but the technical feasibility of being able to get it off of the sea floor, as well as the drivers of what made this business produce and could we get a real adequate return? As we've said previously, in the past, our estimate for the full field resources over $30 billion of the commodity prices we used in the model. Now, if you market to current commodity prices, it would be you know 15-20% higher than thunder some cases. So, we know that our model is conservative relative to the observable curves that you're seeing in the market, so we think there's real battles upside.

If you think about this project it's similar to other natural resources development projects in this regard, not in many others, in that you start working different partitions are pieces of the of the resource and the first resource that the company has access to, and we call it very simply project zero, and you know when you start recovering those nodules that Gerard showed you and lifting them up and sending them off to be processed, you know that that's profitable from day one.

Now, you asked about the financials there's a lot of capex that we've talked about a lot of that can be self-funded. But the company, you know I think Gerard will probably jump in a second, but you know they've gotten good partnerships, for example, the company's first boat was that was acquired was not acquired in the company's balance sheet. The work is being done by premier partners over in Europe, so that's another example of how the company is going to finance these activities. The money that we will raise in this SPAC, which by the way, is in addition to our $300 million of cash and trust, we have a $330 million pipe that sits on top of it and we've met our minimum cash to close, we also think that money is sufficient here for project zero and project zero cash flows. We feel very good about where we set up the financing of this company, the underlying resources, and the ability to start producing.

John Jannarone – IPO Edge

Gerard please, please weigh in, although that was very thorough.

Gerard Barron – The Metals Company

I think for those who aren’t familiar with the resources that the quality of the ore body is the most influential factor on the financial success of the project and the high grades that we find in these nodules – you just don't find on land-based ores anymore. The revenues are largely driven by nickel, so almost half of the revenue is nickel. And if we were to put all the other metals into nickel equivalent – we're talking about 3.2% nickel equivalent – if we did the same with copper, it's almost 7% copper equivalent. Last year, the average rate of copper mine was less than half of 1%, so the grades that we're dealing with in this resource are just dream-like for a terrestrial resources company.

Scott Leonard – SOAC

There's one other thing I'll just add it if you don't mind. We've gotten a lot of questions and we asked this question ourselves, which is: how could it possibly be cheaper to go to the middle of the ocean and recover a resource, versus just doing it right here on land? The answer is that when you go into the rainforest, which is where these metals are typically located, you've got to go lay out road infrastructure, you got to string power lines, you've got to build living facilities for the employees and then you got to move a lot of dirt. You got to move a lot of dirt to get to a very small vein. Those veins keep getting smaller and smaller. Whereas, The Metals Company has the ability to go and just take these nodules like golf balls off the driving range, and put them up into the ship, and that means you're not moving any dirt. You're not sitting there with a whole facility that has to be built, you've got the shelf. From that standpoint, you start to digest that it's counterintuitive, but it does make sense as a low-cost resource relative to land-based alternatives.

John Jannarone, IPO Edge

That's great I was just going to ask about that – you beat me to the punch there Scott. Can we talk about a more near-term timeline here, we just discussed 2024 and actually delivering the metals to customers, but how far along are we towards what we saw in that in that video demonstration there Gerard? So when are we going to see those “horseshoe crabs,” as I like to call them, out there operating?

Gerard Barron – The Metals Company

Well, we'll have our first one in the Atlantic for trials at the end of this year, 2021. As part of the permitting process, we have to demonstrate our system on the license area and so we'll be doing that the middle of next year. And as you refer first commercial production in 2024. As Scott mentioned, Allseas, who are our partner in the first system, have already acquired the ship. That ship will be being used for our pilots next year, and also for our first production system in 2024. The fact that we've already acquired those assets and have them available to us, just allowed us to take about two years out of the timeline. The task, then, is how we can efficiently scale? There’s a very exciting scale story on this resource, because we just heard Scott talk about the infrastructure that's required to land-based ore bodies which is often overlooked. You might have deposited a remote part of a developing nation – firstly, getting that permitted is really challenging. And then you might have to build a three or four or 5 billion dollars, a port, a railway line, and a power supply…all in all, those capex numbers can be north of $10 billion, just for the surrounding infrastructure. And you then have to build more of it and more of it as you want to scale, whereas we don't have that challenge. We can refill a new boat, sail on it up there, and be in production, in days. I think that's something that will be further appreciated as people come to understand this business because it's going to provide tremendous scale opportunities. I was, I was on a phone conference only this morning with one of the bigger automakers of the world who were like: “We've never heard of this.” The basket of metals that we're talking about is all perfectly aligned with what we're planning in the future, but we're all struggling with where we're going to get them from, and I think that's one of the reasons why we're moving down the public company path as well. One reason is to get access to more affordable capital. The other is to give us a broader and bigger stage to communicate this very important message of the availability of this resource, and it's just a fact that you get taken more seriously as a public, transparent, SEC compliant, corporation, and so it's an exciting phase we’re moving into.

Scott Leonard – SOAC

Gerard is sometimes too humble. I’ll compliment him with this: one of the things that they did really well as they were developing this undertaking is that they got really big-name partners. Glencore is an investor, and we've got an offtake for half the first production for our Nori-D parcel. Allseas, which we think is the preeminent developer of marine infrastructure has not only partnered to help the company build shipping collector systems but also, it put in money before the offering, and was the anchor to the pipe. Maersk has put in money, the big shipping concern, they run a huge services business, and they’re partners with Gerard. They operate the ships that they run on, and so you know when you look at this in addition to Hatch, the engineering firm, and others, the company's not only doing this heavy lift on its own, but it's got the best A-players in the market helping them.

John Jannarone – IPO Edge

That’s terrific. I want to just drill down if we can just a little bit on a couple of metals, just to illustrate this a little bit more so when we talk about the shortages and say copper and nickel – which are covered by the mainstream press all the time – are expecting to not only be able to replace the supply but certainly do it more cheaply? It just sounds like it's incredibly expensive to build the infrastructure out, so I mean is it a fraction of what it would cost? Like you said it's not the first thing you would imagine that it's cheaper to get it off the bottom of the ocean floor, but on a cost per weight unit basis is it going to be cheaper?

Gerard Barron – The Metals Company

It is. Both capital and operating costs will be in the bottom quartile. Bottom quartile in the resources sector means the bottom 25%. What that also means is that commodity prices can fluctuate, they go up and they go down. You want to be in the bottom quarter because, generally, it means you'll always make money. When prices are high, you'll make more money, but when prices are low, it's the people in the fourth and third quartile, and sometimes the second quartile, who may sometimes need to stop production because they're losing money. Both from a capital efficiency perspective and an operating margin perspective, we're at the right quartile. It means that will spend less capex to make more money, so it's a pretty ideal situation. That comes back to the ore body itself, the very high grade of the material means that we have to dig less tons to make the same amount of volume. There’s an interesting analogy: the average midsize electric vehicle battery has around 155 kilograms of nickel, copper, cobalt and manganese, We know cobalt going out and that's because of availability and prominence, with child labor and the likes, people are trying to engineer batteries without it. So, 155 kilograms. We’ll have to handle 10% less ore, 10% less of our nodules to make those hundred and 55 kilograms of metals compared to land-based alternatives. That means 10 times stuff, to handle 10 times less to ship, 10 times less of everything, basically, and that just drives better environmental impacts and it drives much better economics as well.

John Jannarone – IPO Edge

Great! I know we talked about your partnerships and some of those partners are also customers Glencore but what does your typical customer relationship look like are these customers clients are they looking to lock in supply for several years and connect give investors confidence, it will be a steady revenue stream.

Gerard Barron – CEO The Metals Co.

I guess we went to Glencore first because they're heavy they're the largest commodity traders in the world and for them, this is an easy deal. They would take as much of our product, Im sure as we would offer them.

But we actually see the opportunity of getting consumer facing brands involved in our off take agreements and I think that's what you know the market can expect in the next little while is for us to bed down more of those agreements more consumer facing brands because, John, they're challenged by three main drivers. The first is the availability of these battery metals. Secondly, the price, because you know when you can't control such a big input to the cost of the vehicle, then you're at a serious competitive disadvantage. The third is sustainability, what's the environmental cost what's whose hands are they touched, how many trees were felled, how much CO2 is generated, how much tailings were created, how much waste material. So you know those three drivers means that if you're an electric vehicle maker, then you've got to get your mind around it, because we've seen in the recent months that car company so to close down their factories, because of itsy bitsy little computer chips. This is new, for the car companies because they've always had the upper hand on the supply chain, they dictate the terms, but all of a sudden, they don't have control of these issues, and so you know we are talking to car companies and I anticipate that more and more of those customer deals will be with those consumer facing brands that we all know and love today.

John Jannarone – IPO Edge

Now let's just talk about Glencore and cobalt for a second longer if we can, I believe Tesla and Glencore had a conversation about this Tesla doesn't want any more of this irresponsibly source cobalt. Where do you see things going, I mean is that game going to come to an end, do you see that you see those mines all shutting down over the next several years as people you know take social responsibility, more seriously, and can you guys replace a good chunk of it?

Gerard Barron – CEO The Metals Co.

Well, yes to the second question, we can replace a good chunk of it but cobalt is a it's a special metal it has a very high resistance to temperature. I think it's safe to around 1400 degrees Celsius and that's why my iPhone battery here is made up of cobalt in the battery as opposed to other metals, because it's very efficient it a lot of it has very high energy density and that tends not to catch on fire and batteries are really dangerous things, you know they explode, that's why battery chemistry takes a long time to get through the system.

So I think what we will obviously be able to measure everything, but our project we're going to measure the provenance where whose hands it touched where it ended who sold to, how much CO2 is generated. I think that and we call that knowing the full life cycle analysis from cradle to gate and I think, as we start to do more of that, others will be forced to do it and consumers are going to start asking questions it's like well where did this stuff come from you know whose hands have touched it and, of course, 90% of every ton of cobalt ends up in China and that can be a little bit of paper you know it can be a little bit hard to know, because we hear lots of stories about our tea's and all cobalt being exported over the border to Rwanda and other places, so they can sell it, as well cobalt, instead of the Congo, so you know there's it's imperfect, as it stands now, but what we can stand for, is much better transparency and Providence guarantees, than the alternatives, and I think that's going to be something that you know people are going to want to have you know so be associated with. Whether that's manufacturers of smart devices or electric vehicle batteries, because consumers are going to force them that way, consumers are going to want more.

John Jannarone – IPO Edge

That's great really helpful. Let's talk about competition and maybe Scott, you can jump into this one, first, certainly when you're doing your diligence you looked at the competitive landscape. Is there is there a moat here, or do you have a head start, I mean do you expect to be out there hunting in the same you know parts, the ocean for this metal or how does how does that work?

Scott Leonard – Founder & CEO, SOAC

Well, we love a moat. I think there are a few things that build this company's about one is that there is a you know well, recognized very legitimized regulator in the space 166 plus countries have signed on to the United Nations Convention law of the seas, their participants in Hindi international see that authority governing body, including the European Union, Canada, Mexico, Japan, Singapore China, you name it the US abides by a business signatory. So we know that there's a very, very robust regulatory regime in place and that not everybody can just go out there and have a free for all. The second is that there's a technological moat it's a you and I couldn't just go decided to go fishing and pick up some nodules at scale. So not only do you need a license in order to legitimately go after but you also you also need the technology and the resources very vast. You really have to have big industrial scale in order to operate if you spread it on a map it'd be about size United States in terms of its with like so that actually forms a geographic bone. In the sense of it's very hard for somebody to go out, this is not a big boat ride, this is a journey out into thousand miles west coast of Mexico and you got to show up with the right equipment and you got to show up at licenses and you better show with a place where you can actually produce the metals taking the raw materials and turning them into the high grade nickel and other materials that you have and the companies make great advancements on that that front as well, and so those things form what is a very hard barrier it's almost a natural barrier to go out and compete and we thought that you know, in terms of who's been really active in this, we know that others are active, but we think the company has a head start. But we know that the demand for these materials is going to be growing substantially. And so we know that there's a lot of metals that are going to be needed, and we think that the participants that are playing in the CCZ or the Clarion Clipperton Zone they're all going to have a spot to sell metals, we just think we're going to be first and we think we've got the you know the cleanest integrated profile involving production and other aspects.

John Jannarone – IPO Edge

That's great I'm going to take this question here from someone in Norway asking about the competitive landscape, a little more detail mentioning Freyr battery if someone you don't want to talk about it's okay guys, but you know we talked about some of your other partners do you look at other battery companies as people that you want to link up with? Sounds like you don't see a whole lot of direct competition you've got a head start, but how do you look at other people who are part of this metals ecosystem?

Gerard Barron – CEO The Metals Co.

Sure, well, we from as Scott alluded to, you know, we see ourselves as pretty competitive when it comes to this industry, and so we encourage other participants in the CCZ, you know and who are the other participants, while they're in China, for example, Japan or Korea and so these nations have secured these licenses in the same way we have were sponsored by developing countries, of course. As national security, you know, protection and so, because everyone understands the importance of metals, so we collaborate with those players in certain areas. When it comes to the battery companies like Freyr I mean we're going to see dozens of these companies establish dozens and, of course they'll be the Freyr’s and they'll have their initiatives of course they're based in Norway, where there's a very safe supply of renewable power and that's important to us it's one of the things will look for. But there are many other people, establishing factories, including the customers, the intermediate trees and the specialists and so from our perspective will deal with the Freyr’s and we'll deal with all of the people in the supply chain. I think what we're being very mindful of now is we don't want to let agreements, right at this moment, because we know that as people appreciate the superior environmental benefits of metals that we have then there's going to be keen competition to get hold of them, and so I think that's going to be an opportunity to draw attention to this resource and it will also be good for our shareholders so. Freyr we wish them success and that there are dozens of Freyrs you know popping up around the world and all you need to do is look at the number of giga-factories that are planned or currently in construction and there's going to be many, many more.

John Jannarone – IPO Edge

Well that's interesting stuff someone's asking a question about the permitting process, so we know that you've got the ability to explore are there any other permissions that need to be secure Gerard before you can go out there and actually start picking these up to deliver to customers?

Gerard Barron – CEO The Metals Co.

Yeah what one of the great advantages of the International Seabed authority, being the regulator, is made up of 167 member countries plus the European Union and many of those countries either have licenses or sponsor applicants, us as an example. And so it's slow but it's safe and, if you look at where a lot of results development will happen on land it's in the developing world. The developing world can be a challenging place to operate, because sometimes governments are elected out they reverse decisions they change the rules midstream, sometimes they nationalize assets and so we think the international see that authority is very safe body to be regulated in this industry, and so we have these exploration licenses now it's very clear the work we need to do to be able to lodge our application to move to an exploitation license. That’s what we're doing will do part of the permanent is, we have to demonstrate our pilot harvesting system which will do middle of next year. We had one of the other license holders also demonstrate their harvest in the last 90 days in the area. It was a great success, it proved several things firstly reliability, it proved low impact, but it was also done so they could monitor the dust the plume because and what they found is that the plume states very localized it's what we always knew. But, of course, you have to go through a very rigorous testing and monitoring and they had another ship filled with scientists from 29 European research institutions who were observing who had equipment on the sea floor equipment mid water measuring systems in place. And what they showed is that the environmental impacts were much, much more contained than even they imagined and so us, because at that depth the particles floculate together they become heavier and they sync pretty well straight away, and so you know the as a regulator, ISA is very safe it's clear what we have to do with large application in 2023 we expect to be in production in 2024.

John Jannarone – IPO Edge

Great I'm going to sprinkle in a little bit of a technical spat question here, maybe Scott, you and I’ll take a stab actually someone's asking about when the listing will formally happen so that'll be after the merger closes but for all intensive purposes, if you buy SOAC now assuming something very unexpected that will automatically convert to shares in The Metals Company, that is, that about the size of Scott?

Scott- Founder & CEO – SOAC

That's correct.

John Jannarone – IPO Edge

Okay good so yeah so what to look for now, people who are listening in or a little bit new to SPACs is that this is going to basically turn into a ticker and then in the new company automatically in your brokerage account once you what's a closing so that's how it works you don't need to think about the new ticker yet.

Can we talk about ESG again quickly here, you know something that I always point out with businesses like this, is that there are probably quite a lot of ESG focused investors that are in the big site institutions who don't buy back so they have they would have to wait in fact until the merger closes but from an ESG perspective and we've touched on a lot of the good things that you know you guys can do for the world, but can we just sink into that a little bit more, I mean if, for me, as she investor, what are the most important things about this business?

Gerard Barron – CEO The Metals Co.

Well, the most important things the impact from cradle to gate and so if we think about those environmental measurements it's not just the mining practice it's not just the processing.

But the environmental benefits are enormous because, firstly, we've confirmed, as evidenced in Journal of Cleaner Production, which is a heavily peer reviewed publication that we can make battery metals and generate less than 10% as much CO2 compared to if we took those all bodies off land to make those battery metals so that's one big box and we're not talking small numbers of CO2 yet. We're talking about giga tons of CO2 and, as we all know, with the biggest challenge to our planet is global warming, climate change and, of course, the biggest threat to the oceans is global warming, climate change, and so we need to reduce emissions and we can make meaningful gains, by making producing battery metals from our modules. The other thing is that, when we with land based or bodies you tend to generate lots of master the tailings because you have to get rid of the deleterious elements, the Arctic, the mercury, and that means that you have to use even nasty chemicals to get rid of them and then you have to keep them in a tailing dam forever. And for those of you who don't know what a tailings dam is it's a big murky pond of material that builds and builds and builds every year and it can never escape, but sometimes they do escape, and if you just punch into Google Brazil tailings dam disaster you'll see where these talents dance sometimes burst they're not inside wall and wipe out everything in their path with toxic material that that poisons the environment, poisons the water system, kills many lives like hundreds of lives wipes out, you know habitats. So we generate zero talents and we generate zero waste. I'll give you another statistic last year municipal waste globally total 2 billion tons global the mining industry generated 190 billion tons of waste. It's just out of sight. We generate zero waste so 100% of this nodule we turn into saleable material it's a very, very special unique characteristics of this results. So they're the sort of things that just lend themselves and lead to a massive compression of the environmental costs now, of course, the societal ones we don't have to move communities, out of the way. We don't have to go and reclaim land we so and, of course, many of the benefits, including the royalties get distributed to developing countries, including our sponsor countries. And that's something that you know we've already published on numbers, for the first development project and that's for our nori D area. It will generate about $57 billion of EBITDA but that's after we've paid well over $7 billion of royalty payments, and that will go to the developing nations of the world. That is something that we feel good about plus we'll pay, you know considerable taxes, all the way along the journey as well. So there are many benefits that go back to the developing nations of the world and to the developed countries and they come in the form of royalties, in the form of taxes, but I personally think that the biggest benefit is this low environmental cost supply of metals that come into the system will stay there for centuries to come.

Scott Leonard – Founder & CEO, SOAC

In terms of social elements as well the company's partnered with people that believe in fair labor practices, the company treats its employees well and has very high standards—It's another one of the big gauges, you know, in terms of suppliers, how does the company engage looks versus sustainability at supply chain. Then, recently, the company launched the board and you'll see that there's a sustainability chair position. Inside of that the Board is very diverse it represents, a what we think, is a world class governance community. And the company, this is very important to us in our diligence, there are a lot of sustainable lined up. There were not as many people that were committed to good governance and good social practices, and so this company you get not only the E, but the S and G, which we think is a big selling point.

John Jannarone – IPO Edge

Great. Someone's asking a question, I think you've already covered this but it's an important one, so Scott, maybe let's just drive this one home, was asking does the transaction and create enough cash sufficient to get you until you're self-funded in 2024, I believe, the answer is yes,

Scott Leonard – Founder & CEO, SOAC

Yes.

John Jannarone – IPO Edge

And after that the company will be very, very cash flow positive right? Yes okay.

Scott Leonard – Founder & CEO, SOAC

Well there's a, you know, there's a lot of capital that needs to go in the development of this. Project zero, the company has sufficient resources with this transaction to get between here in project zero. There's going to be a lot more capital gets put into the ground. The financials that are in the statements that we've released call for a whole field project plan meaning all the capital that's needed. Think what Gerard has talked about time and time again, and what we were attracted to is there's a lot of people that are out there, former you know businesses that serve the oil and gas sector people that are looking to put new infrastructure development in place, that want to carry a lot of the weight of that capital to their own balance sheet. So when you look at the actual headline number, we've got plans and the ability to sell finance it, but I think what you'll see the company do is look at a number of alternatives to put this put this mix of capital on somebody else's balance sheet and the perfect example I gave is the company's partner Allseas acquired a vessel that was worth $700 million when it was built, for around $20 million, so I think I got that figure right Gerard, so once again it's an example of us buying assets that would be much lower than the projection required and not doing on our balance sheet, so I think it's a great example of how the company can leverage the balance sheet of others to go forward.

John Jannarone – IPO Edge

That’s a great point. There’s a question here about current Deep Green private investors so presumably after the transaction they're going to own a similar stake in the newly formed companies is that right, Gerard?

Gerard Barron – CEO The Metals Co.

Yeah, so all of the Deep Green shareholders roll forward, so no one's taking money off the table off. After the raise of you know $600 million the Deep Green shareholders will retain around 78% of the ownership. And I saw a question around ownership management, we do have an employee plan, of course, and the other executives and Board, will end up early around in excess of around 20% is the number. We're very heavily motivated and when you see the team, and you can find it metals.co you know we've assembled a team who are absolutely the best in their field. They're very mission aligned. They're involved in this project, because they care deeply about it. And they want to bring all of the expertise that they've gathered in their careers to make this a reality so we're very pleased with the team that have been assembled on this project.

Scott Leonard – Founder & CEO, SOAC

People who were drawn were drawn because of the social and environmental impacts of the company, you know, is able to brag about. There's a whole lot of good people that have approached me after we announced the deal and said wow, this is a big national security play. And that's the other angle that we didn't talk about today, but you know, this company is based, out of Canada, the ship sales out of San Diego. And this is part of the American supply chain of how we're going to secure metals independence, which is a big prominent feature of not only Biden's executive order back in late February, but also the you know the IEA report about three weeks ago highlighted the need to have independence, aside from China. And we think this opportunity, is not only great for the environment, but it also has a big national security play we think is gaining momentum and people are really starting to get.

John Jannarone – IPO Edge

That, that's a great point Scott. So, if anything the Administration is supportive of a business like this because of that security of supply, right?

Scott Leonard – Founder & CEO, SOAC

Yeah, but the Biden Administration wants independently sourced metals that aren't in somebody else's hands, and they want them at low cost and they want them at low carbon footprint. Check, check and check for us,.

John Jannarone – IPO Edge

Right. Scott, you know we talked a bit earlier about how, you know, you got comfortable with the projections, as they are, but there is potential upside right? Can you talk about a couple of things that you see as, you know, being even more than what's forecasted? I mean of course I'm not asked you guys to change the forecast or anything, but where could there be even more to gain?

Scott Leonard – Founder & CEO, SOAC

We're going to be very, very careful how we answer these questions. We’re going to be very safe, we're not going to be making any new news today, but what I will say is if you were to build a model for The Metals Company and look at all the different variables, you know – could you get a delay? When we think about risk, could you get an overage in capex? You know, those types of risks don't diminish this project because there's so much NPV at stake – $30 billion and it gets to $3 billion transaction value. Where you do see the biggest sensitivity is around metals prices, and if you believe that there's a metals super cycle coming, and you look at current commodity prices, and you look at prior quantity history – you know a lot of times, the market is slow to pick up to where the actual clearing price of metals lands, and, obviously, for any company that has the type of underlying commodity exposure that we've detailed in our investor materials, there's upside.

So, I think I think I was able to answer that question without speaking on specifically for the company. But metals, you know, for any business that has this type of native exposure, you know, metals prices is where the biggest exposure for the company lies, as well as the biggest upside.

John Jannarone – IPO Edge

You know there's a question here about from a consumer perspective and then, of course, there are people out there who don't want to be involved at all with something like what's going on in the Congo, where that cobalt’s coming from, but do you think that there could be tailwinds because of you know, just awareness? You know people looking at their iPhones as Gerard was just now, and those companies saying, you know, no more of this traditionally mined metal supply.

Scott Leonard – Founder & CEO, SOAC

Yes.

Gerard Barron – CEO The Metals Co.

Yeah, I agree, I agree. I think I think that's our opportunity, you know to absolutely let people see the superior environmental and societal impacts that come with making metals from these nodules compared to you know, the current practices. And, of course, you know we've all bought into the idea that fossil fuels are bad, right, they're still going to be around for decades we can't just stop using fossil fuels or the economy would be a disaster. But we're moving away from them, but the same scrutiny has not been applied to mining and metals, but it's starting to be, it's starting to get focused, because people. Of course, child Labor is a, is an easy one to focus on because it's so visible and so gut wrenching, but if you see some of the other practices that go on, they’re equally gut wrenching because of their long-term, lasting environmental impacts, and so I think that's going to become a much more discussed topic.

Scott Leonard – Founder & CEO, SOAC

And this is a way for the for the ocean to help resolve a problem that it didn't create. You know, is a very small impact for a very big positive outcome for mother ocean.

John Jannarone – IPO Edge

Right. A quick one here, and we're running out of time, I promise for those of you whose questions weren't answered, I'll send those along to Gerard and Scott, but just a question about the timeline – I mean I don't think that we have, we don't have anything set in stone yet, but did you say that you were expecting the second or third quarter just to give folks a general sense.

Scott Leonard – Founder & CEO, SOAC

I mean we originally said we intended to close the transaction late Q2. If anybody’s digging around the SEC website, you'll see that we've filed our response to the SEC’s comments. And so you know if everything goes perfectly then it'll be late Q2, and you've seen other SPACs you know slip, you know, 15, 30 days, and we would hope to be able to beat that.

John Jannarone – IPO Edge

Alright, great. Well I think we're just about out of time here, so Gerard and Scott, this was really terrific, and thank you everyone who joined, again. If you want to check this out, the replay will be up within an hour or two, so please go have a look, but Gerard, Scott, thank you so much for joining, and Jared Banks, editor-large, thanks for helping run the show here.

Scott Leonard – Founder & CEO, SOAC

Well, thanks to everybody that joined and thanks y’all, for hosting us. John, we really appreciated the chance to be with you today.

John Jannarone – IPO Edge

You bet.

Gerard Barron – CEO The Metals Co.

Thanks everyone.

About DeepGreen

DeepGreen Metals Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. In March 2021, DeepGreen announced that it had entered into a business combination agreement with Sustainable Opportunities Acquisition Corporation (SOAC) to accelerate project development and become a publicly traded company on NASDAQ as ‘The Metals Company’. More information is available at deep.green.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation is a SPAC formed for the purpose of entering into a business combination with one or more businesses. While the Company may pursue a business combination in any industry, the Company intends to focus its search for a business that exists within industries that benefit from strong Environmental, Social and Governance (“ESG”) profiles. While investing in ESG covers a broad range of themes, the Company is focused on evaluating suitable targets that have existing environmental sustainability practices or that may benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the “Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus. SOAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.